April 15, 2019

Hengming Yang
President and Chief Executive Officer
Wanda Sports Group Company Limited
9/F, Tower B, Wanda Plaza
93 Jianguo Road, Chaoyang District
100022, Beijing
People's Republic of China

       Re: Wanda Sports Group Company Limited
           Draft Registration Statement on Form F-1
           Submitted March 20, 2019
           CIK No. 0001771279

Dear Mr. Yang:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

General

1. We note from your disclosure on page 57 and elsewhere in the filing that your reporting currency is the Euro. However, we note that in certain sections of your filing such as
       Dilution, and certain Notes to the Financial Statements, you present amount in terms of
       US Dollars. Please note that amounts throughout the filing should be presented in terms of the Euro. Convenience translation is permitted for the most recent fiscal year and interim period.
 Hengming Yang
FirstName LastNameHengmingLimited
Wanda Sports Group Company Yang
Comapany NameWanda Sports Group Company Limited
April 15, 2019
April 2 2019 Page 2
Page 15,
FirstName LastName
Prospectus Summary
Our Challenges , page 3

2. Please disclose the aggregate amount of your indebtedness and the commission minimum revenue guarantees in your prospectus summary. Also, tell us why your risk factor disclosure does not appear to address the amount of the guarantees. We note the general reference on page 18.
Risk Factors
Dalian Wanda GCL, our ultimate controlling shareholder . . ., page 33

3. If there are any sunset provisions to the Class B shares, please describe. Also describe the dilutive effect to Class A shareholders upon conversion of the Class B shares.
If the PRC government finds that the agreements that establish the structure . .. ., page 34

4. We note your reference to foreign investment restrictions. Here or elsewhere, please include discussion of the Catalogue for the Guidance of Foreign Investment Industries and
         make clear the foreign investment category of your PRC businesses.
5. We note that the equity pledge in WSC is not registered and would therefore not be deemed validly created. We note also your disclosure that you may not be able to register the pledge. Please reconcile how the pledge is still enforceable under PRC law.
Use of Proceeds, page 53

6. Please describe the strategic investments or initiatives for which you intend to use proceeds of this offering.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Results of Operations, page 84

7. We note from your disclosure on page 86 that there were provisions taken in 2017 relating to disputes with some employees and consultants in Italy. Please revise the notes to the financial statements, as applicable for this and any of the provisions included in Note 31, to include the disclosures required by paragraph 84-86 of IAS 37. Segmental Results of Operations
Digital, Production, Sports Solutions (DPSS), page 89

8. We note from footnote 1 that your reimbursements and reimbursable costs generally match to one another, however, we note no amounts disclosed for the costs. Please revise to complete the table on page 89, including reimbursable costs. Hengming Yang
FirstName LastNameHengmingLimited
Wanda Sports Group Company Yang
Comapany NameWanda Sports Group Company Limited
April 15, 2019
April 3 2019 Page 3
Page 15,
FirstName LastName
Critical Accounting Judgments and Estimates
Impairment of goodwill, page 98

9. We note from note 22 that you performed an annual impairment test for goodwill in
         December 2017. Given the significance of your goodwill amounts and your statements that small changes in discounts rates would result in impairments, please provide information for investors to assess the probability of future goodwill impairment charges.
          To the extent that any of your cash-generating units were at risk of having its value in use, or fair value less costs to sell, being less than its carrying value at the date of your most recent impairment analysis, please revise your disclosure to discuss the following:
           Percentage by which fair value/value in use exceeded the carrying value of the cash-
             generating unit as of the date of the most recent impairment test. A discussion regarding the degree of uncertainty associated with the key assumptions
             used in the impairment analysis.
           A description of potential events and or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

         If you do not believe that any of your cash-generating units were at risk, please specifically state this in your response and in your revised disclosures and provide us with your analysis which supports the basis for your conclusions. Please note that a reporting unit may be at risk of failing the impairment test if it had a fair value that is not substantially in excess of carrying value as of the date of the last impairment test. We may have further comment upon receipt of your response.
Management
Management Equity Incentive and Investment Plans
Management Equity Incentive Plan
Options, page 154

10. Please revise to include disclosure on the basis for your exercise price of $0.01 per share related to options issued in connection with the offering in light of the significant difference from the weighted average exercise price of options at December 31, 2017 of
         85.44, as disclosed in Note 34 to the audited financial statements. Related Party Transactions, page 157

11. Please file as exhibits the material related party transaction agreements required by Item
         601(b)(10)(ii)(A) of Regulation S-K or advise.
Experts, page 206

12. Please provide us with separate analyses from your audit committee and Ernst & Young
         Hua Ming supporting their conclusion that the services referred to on page 206 would not impair independence under Rule 2-01(c)(4)(vi) and (ix) and 2-01(c)(5) of Regulation S-X
 Hengming Yang
FirstName LastNameHengmingLimited
Wanda Sports Group Company Yang
Comapany NameWanda Sports Group Company Limited
April 15, 2019
April 4 2019 Page 4
Page 15,
FirstName LastName
         regarding EY-China's audit for the years ended December 31, 2017 and 2016. Your response should include the date the engagement of EY-China began with regard to the audit of the December 31, 2017 and 2016 financial statements. In addition please tell us whether EY-China issued a PCAOB Rule 3526 letter to the company s audit committee prior to accepting the initial engagement, whether the services described on page 206 were noted in such letter, and the firm s conclusion regarding its objectivity and integrity in regards to the December 31, 2017 and 2016 audit.
Audited Financial Statements
Consolidated Statement of Cash Flows, page F-8

13. Please tell us where you have disclosed the total amount of interest paid in the statement of cash flows, in accordance with paragraph 32 of IAS 7.
Notes to the Audited Financial Statements
7. Business combinations and acquisition of non-controlling interests, page
F-50

14. We your disclosure on page 78 that highlights the acquisitions during each year presented. In this regard, for 2017, note 7 includes the disclosures concerning the acquisitions of CGI and Cape Epic, but we note no disclosure concerning the Double
         Heritage acquisition. To the extent material, please revise to include relevant acquisition disclosures in accordance with paragraph B64 of IFRS 3. Additionally, for all significant acquisitions during 2016 and 2017 please include the relevant disclosures required by paragraph B64 of IFRS 3. These disclosures include a qualitative description of the factors that make up the goodwill recognized, and a description of contingent consideration arrangements and the basis for payment.
17. Income Tax, page F-67

15. We note from the reconciliation of tax expense on the top of page F-68 that a significant decrease in tax expense resulted from the effect on opening deferred tax of changes in rates. Please revise the notes to the financial statements to discuss the nature of this adjustment and your basis for its measurement.
18. Earnings Per Share, page F-70

16. We note that for 2017, the weighted average number of ordinary shares for basic EPS is the same as the weighted average number of ordinary shares adjusted for the effect of dilution per share. In light of the fact that it appears from Note 34 that you have options outstanding at December 31, 2017, please tell us why these amounts are the same. If the options are not included in the calculation of diluted earnings per share because they are antidilutive for the periods presented, the amount and nature of the instruments should be disclosed in Note 18 in accordance with paragraph 70(c) of IAS 33. Hengming Yang
Wanda Sports Group Company Limited
April 15, 2019
Page 5
33. Long-term payroll payable, page F-90

17. Please revise to provide a reconciliation of plan assets in accordance with paragraphs 140 through 142 of IAS 19.
34. Share-based payments, page F-94

18. We note from the table on page F-95 that you applied a discount for lack of marketability of 23% to the valuation of the RSUs for the year ended December 31, 2017. Please revise your disclosure to provide more detail as to how the discount was determined. Also, to the extent any RSUs were granted in 2018 or 2019, please provide us the amounts of any lack of marketability discount used in the valuation and the reasons for changes between periods.
36. Commitments and Contingencies, page F-98

19. We note your disclosure that you had commitments of 908,171 and 1,031,742 which comprise future payment obligations to commercial rights owners in relation with a full buy-out model as at December 31, 2017 and December 31, 2016, respectively. Please explain to us the nature of these commitments and explain to us why you believe it is appropriate not to record these amounts as liabilities on the balance sheet.
Undertakings, page II-3

20.   Please provide the undertakings as required by Item 512(a)(5)(ii) and
Item 512(a)(6) of
      Regulation S-K. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule
      430C and Item 512(a)(6) is required for any offering that involves an initial distribution of securities pursuant to Rule 159A. For guidance, refer to Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.
        You may contact Claire Erlanger, Staff Accountant, at 202-551-3301 or Heather Clark,
Senior Staff Accountant, at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or
Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,
FirstName LastNameHengming Yang
                                                            Division of
Corporation Finance
Comapany NameWanda Sports Group Company Limited
                                                            Office of
Transportation and Leisure
April 15, 2019 Page 5
cc:       Mark Bergman, Esq.
FirstName LastName